Invest in Overt Skincare

A D2C skincare company with market and press validation. Big retailer interest.



OVERTSKINCARE.COM LEWES DE

Technology | Main Street | Retail | Ecommerce | Sustainability

ABOUT   UPDATES[1]   REVIEWS[4]   ASK A QUESTION[0]

Why you may want to invest in us...

1 Month on month revenue growth of 167% reaching exceeding $15,000 MMR with profitable P&L

2 Samples requested by Target, Ulta, CVS, Von Maur and many more retailers.

3 Featured on Yahoo, Forbes, Reader's Digest, Refinery29, Byrdie, CR Fashion Book, Coveteur.

4 Former PR director for too-faced cosmetics (sold to Estee Lauder for $1.6 billion)

5 95% of common skin issues solved. Looking to do line extensions of the same active ingredients.

6 Proprietary formulations built to make skincare simpler, and easier.

7 Highly profitable unit economics to disrupt a fragmented and slow-moving industry

Why investors ♥ us

WE'VE RAISED $120,600 SINCE OUR FOUNDING



I'm investing in Overt Skincare because I believe in their clear, concise message and vision. I've worked in the beauty industry for 14 years, and have seen many brands come and go who are trying to capitalize on trends and quickly churn out new "hot" products that don't actually work. Overt launched with five serums, the bread and butter of skincare products that actually transform skin. They also did their research and are only using the most proven, efficacious ingredients on the market (while still adding in forward-thinking ingredients to keep them from being too simple). Their key pillars are transparency, efficacy, and charity, and the founders actually walk the talk. It's not just marketing speak, but true points of difference that set them apart from other copycat skincare brands.

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Elyse Koenig Founder, Elyse Koenig: Beauty & Wellness Consulting

LEAD INVESTOR ❷ | INVESTING $1,000 THIS ROUND



The overt mission and products resonate with me. They're high quality and transparent, which are two aspects of a brand I value.
Hannah Loeb

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Our team



Rory Semple
Co-Founder
Background in working for some of Europe's top startups. Creatively launching products in the fintech and consumer goods spaces. He has worked with Kearney (PCE Labs) in the designing of market research and customer value propositioning.




Giselle Chirinos
Co-Founder
Giselle has significant experience both starting and exiting startups in the Latin American market. Her background in marketing, luxury goods, and community building gives her an understanding of our target consumer. Ex-Richemont (Marketing/Sales)

In the news

  

Downloads

📄 Investor Deck.pdf

We started with an idea in 2019.

We prototyped, developed, and eventually launched in July of 2020.

First, we saw a massive problem.

When you walk into any department store, you are greeted with a huge amount of confusing cosmetics companies often owned by a few larger operating groups. They depend on consumer confusion to sell products that are often only differentiated by price.

We started Overt to change that. A transparent, effective, and charitable company designed to deliver extraordinary value directly to consumers. But first, we needed to develop our products.

We used personal funds to begin the development of what we really thought would change the skincare world. We worked with a lab with two PhDs and four chemical engineers to develop our world-class skincare line. The idea was simple, solve 95% of common skincare issues with only five products. This made us unique.



We saw that most skincare companies have hundreds of products only really differentiated

We saw that most skincare companies have hundreds of products only really differentiated by price. We knew that if we could curate the product selection and offer a much more limited range of products, at fair prices, that would attract consumers who previously felt disenfranchised by the opaqueness of the beauty industry.

This is what makes us truly different, a company focused on essentials that actually work, at a price that is fair and accessible. We don't need you to have a PhD to understand what our products do, we name them so they are self explanatory. They are compatible with all skin types and we've seen that resonate.

The reception is great!

We quickly garnered acclaim and recommendations from Forbes, Yahoo, Refinery29, Byrdie, and a lot more tier A media outlets.

> *This summer, treat yourself to this organic Hyaluronic Acid Serum that will work wonders on your skin - Forbes*

> *An organic product that delivers a heft dose of hyaluronic acid to your skin - a little goes a long way - Reader's Digest*

> *But before now, the Latinx consumer hasn't been fully represented in the beauty space [...] which is why entrepreneurs took it upon themselves to create new brands that speak directly to their specific needs. - Yahoo*

Beauty editors were raving about our product and how straightforward and simple it was to use. We knew we had hit it on the head, but now, we needed to expand.

We had our initial traction with direct to consumer sales, but we wanted to expand further, to build healthy cash flow and further differentiate our products from competitors. Our first month saw our initial sales at almost ten times the industry standard. From there, we have built a loyal community each and every month that act as ambassadors for our product. Our monthly traction continues to grow while our operating costs continue to shrink. We want to expand and bring Overt to more people.



We started working on B2B deals.

We started working on closing B2B deals to bring our products closer to our consumers so they could experience them in person. We started rapidly bringing our skincare to new markets like Belgium, Spain, and Mexico.

But that wasn't enough, we wanted more. We began working with a B2B partner with more than 20 years of experience in the industry. We are in talks to expand our product placement to stores all over the United States, and with the help of Wefunder, we can make this happen.





We want to expand!

In October of 2020 we decided to expand. We want to bring our industry-changing skincare to more people and expand our R&D and production here in the United States. We want to develop our product portfolio using those same core ingredients to offer further products at an affordable price.

We are working towards fully sustainable profitability while investing in the expansion of key product categories to build a suite of world-class skincare. That is why we've come to Wefunder - to partner together with you, the investors, and build a company that will change the personal care industry for the better. Our fundraise will be allocated into separate categories. The use of the funds will go to further research and development of our expanded product line, more marketing material, the natural increase in operating expenses as our team grows, and building a sustainable B2B sales force to propel Overt to the next level.

We're a growing team and thank you for choosing Overt!

Investor Q&A

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What does your company do? ⌄

We make skincare super simple. Overt is a different kind of skincare company that's transforming the industry through transparency, efficacy, and charity. We plan to not only change the industry but the world, for the better. We combine technology and innovation to bring effective skincare directly to consumers through a personalized experience.

Where will your company be in 5 years? ⌄

We want to be one of the biggest brands in the skincare industry, an industry expected to be in excess of $180 billion dollars globally. We think we can reach that goal through a combination of direct to consumer sales, B2B sales, and strategic pop-ups in cities where we can see user growth. These projections are not guaranteed.

Why did you choose this idea? ⌄

We chose skincare because we are passionate about it. We both have struggled with skin issues in the past and did not find suitable products that were both well-formulated and effective.

How far along are you? What's your biggest obstacle? ⌄

We have market validation with our five core serums. They have driven strong revenue growth while impressing both consumers and press alike. We know that what we bring to the table is simplified, streamlined, and smart skincare. Our products are reordered frequently, we know that skincare is a way to build strong reoccurring monthly revenue. We want to invest in a new consumer experience all while using strategic relationships to fund further line extensions and manufacturing.

Who competes with you? What do you understand that they don't? ⌄

Beauty is crowded with slow-moving giants. They take decisions in months and years, not days. Our strategic advantage is to quickly make decisions in a manner of minutes, taking advantage of our ability to outmaneuver the slower companies. We understand that bringing an attractive tech stack to the outdated beauty model means increased personalization and directly benefits the consumer.

How will you make money? ⌄

Our unit economics are profitable and given the implied scale of B2B transactions, we can bring our effective skincare to consumers at scale, and profitably.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risks are not expanding rapidly enough. If we don't extend our lines and look to build a world-class team, we will languish and eventually suffer. We know that capital is key to expanding.

Are you formulations proprietary? ⌄

Yes. We have worked together with our R&D lab to formulate safe, gentle, and truly effective products that address 95% of common skin issues. This enables us to offer a targeted and all-encompassing product portfolio in a way that is much simpler and attractive than your average beauty company.

What about your facility? ⌄

We could not settle for anything less than perfect. Our cruelty-free facility is FDA and GMP (Good Manufacturing Practice for Cosmetics) certified. Additionally, it is ISO 9001 and ISO 22716 certified for quality control, production, storage and shipment of skincare.

We collaborate with them to develop products that are safe, effective, and sustainable. We only use ingredients that we know will deliver on our promises to you.